EXHIBIT A TO

STRATEGY SHARES DISTRIBUTION PLAN August 25, 2017

The following series of shares ("Funds") of Strategy Shares (as defined under the Plan) shall participate in the Plan effective as of the dates set forth below:

NAME	DATE	FEES (as a percentage of average daily net asset value of shares of the applicable Class)
US Market Rotation Strategy ETF	May 10, 2011	0.25
EcoLogical Strategy ETF	May 10, 2011	0.25
BioShares BioThreat Index ETF	June 23, 2016	0.25
Strategy Shares Roll Yield ETF	June 23, 2016	0.25
Active Alts Contrarian ETF	June 23, 2016	0.25
Trend Aggregation Income ETF	June 23, 2017	0.25
Trend Aggregation Growth ETF	June 23, 2017	0.25
Strategy Shares Nasdaq 7 HANDL™ Index ETF	August 25, 2017	0.25